Unit 2, 2nd Floor, Bupa Center, 141 Connaught Road West, Hong Kong China

May 7, 2018

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Seaspan Corporation

Amendment No. 1 to Registration Statement on Form F-3

Filed May 3, 2018

File No. 333-224288

Dear Ms. Bednarowski:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter dated May 4, 2018 addressed to David Spivak, Chief Financial Officer of Seaspan Corporation (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Seaspan” refer to Seaspan Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used, but not defined in this letter, have the meanings ascribed to them in the Registration Statement on Form F-3.

For ease of reference, the comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

General

We note your revised disclosure on page 7 stating that “Mr. Spivak will continue in his current role until May 5, 2018, after which Ryan Courson will be appointed chief financial officer.” To the extent that your registration statement is declared effective after May 5, 2018, please refile your registration statement to include Mr. Courson’s signature in his capacity as your chief financial officer.

Response:

The Company respectfully advises the Staff that it has updated the Registration Statement to reflect, the undersigned, Ryan Courson as Chief Financial Officer on the signature page.

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Please do not hesitate to contact me at (604) 638-2575 if you would like to discuss any matter contained in this letter.

Sincerely:

/s/ RYAN COURSON

Ryan Courson

Chief Financial Officer

cc:	Mark Chu, General Counsel and Chief Operating Officer

Colin Diamond, White & Case LLP